EX-99.l(2)

FORM OF INITIAL CAPITALIZATION AGREEMENT

_______________, 2014

Board of Trustees
Invesco Management Trust
11 Greenway Plaza, Suite 1000
Houston, Texas 77046-1173

Gentleman:

Invesco Management Trust (the “Trust”), a newly-organized open-end management investment company, proposes to make a continuous public offering of its shares of beneficial interest, par value $0.01 per share, pursuant to a registration statement on Form N-1A as from time to time amended (the “Registration Statement”), filed with the Securities and Exchange Commission.  In order to provide the Trust with a net worth sufficient to commence operations and to meet the requirements of Section 14 of the Investment Company Act of 1940, as amended, Invesco Advisers, Inc. (“Invesco”) agrees to purchase shares of the Trust in accordance with the terms and conditions set forth below.

1.
Purchase of Shares.  Invesco hereby agrees to purchase from the Trust 10,000 shares of beneficial interest of the Trust’s series portfolio, Invesco Conservative Income Fund, (the “Shares”) at a price per share of $10.00 for an aggregate purchase price of $100,000.00.

2.
Payment of Purchase Price.  Invesco will pay to the Trust by wire transfer, at least two business days prior to the date specified by the Trust as the effective date of the Registration Statement, a total of $100,000.00.

3.
Agreement Not to Sell Shares.  Invesco hereby agrees not to sell, hypothecate or otherwise dispose of any of the Shares unless the Shares have been registered under the Securities Act of 1933, as amended, and any applicable state securities laws or, in the opinion of counsel for the Trust, valid exemptions from the registration requirements of said Act and those state laws are available.

4.
Representation, Warranties and Acknowledgements.  Invesco represents and warrants that it is acquiring the Shares for its own account for investment and not with any view to resale or further distribution thereof, and that it has no present intention to redeem any of the Shares.  Invesco acknowledges and agrees that in the event any of the Shares are redeemed prior to complete amortization by the Fund of its deferred organization expenses, the amount payable by the Trust upon redemption of such Shares shall be reduced by the pro rata share (based on the number of Shares redeemed and the total number of Shares then outstanding) of the unamortized organization expenses as of the date of such redemption.

5.
Governing Law.  This Agreement and the rights and obligations of the parties hereunder shall be governed by and constructed under the laws (without reference to conflicts of law provisions) of the State of Delaware.

If the foregoing letter is in accordance with your understanding of our agreement, please so indicated in the space provided below for that purpose, whereupon this letter will become a binding agreement between us in accordance with its terms.

Very truly yours,

Invesco Advisers, Inc.

By: ___________________
Name: ________________
Title: __________________

The foregoing Initial Capitalization Agreement is hereby confirmed and first above written

Invesco Management Trust

By: __________________________
Name: _______________________
Title: _________________________